                              CONSULTING AGREEMENT

          THIS CONSULTING AGREEMENT is made and entered into this 20th day of
April, 2000. by and between Teton Petroleum, Inc., a Delaware corporation whose address is 621 Seventeenth Street, Suite 2150, Denver, Colorado 80293 ("Teton"),
and Alpha Petroleum Ltd., a British Virgin Islands corporation whose registered office address is Trident Chambers, P.O. Box 146, Wickham Cay, Road Town,
Tortola, British Virgin Islands ("Alpha").

         WHEREAS, Teton and Alpha entered into a Consulting Agreement, dated
April 26, 1999 under which certain consulting services have been provided to
Teton and the first stage of that Consulting Agreement that included transfer of certain shares of Russian Closed Joint Stock Company Goloil ("Goloil") to
Goltech Petroleum, a corporation established under the laws of the State of
Colorado, the USA and payment for the assistance in registration of transfer of these shares in the share register of Goloil, has been fully completed and paid for;

         WHEREAS, Teton wishes to receive additional consulting services from
Alpha;

         WHEREAS, Teton has paid to Alpha US $72,000 (seventy two thousand) as a retainer fee for such additional consulting services;

         NOW THEREFORE, Teton and Alpha agreed as follows:

         1. Engagement. Teton hereby engages Alpha to provide consulting services to Teton in connection with Teton's petroleum exploration and development activities in the Russian Federation. All work to be performed and services to be rendered hereunder shall be performed by Alpha under the supervision of Paul Joseph Williams.

         2. Compensation. As compensation in full for the successful performance of the work and services to be performed hereunder, Teton has paid Alpha US
$72,000 (seventy two thousand) before signing this Consulting Agreement as a retainer fee and shall pay a fixed fee of US $954,050 in monthly installments on the first day of each month in accordance with schedule set forth in Table 1 attached hereto and made a part hereof to the bank account indicated by Alpha in writing.

         Alpha shall have no right to require reimbursement from Teton of out-of-pocket expenses incurred by Alpha.

         3. Term. This Agreement shall be in force till all the obligations of ilie parties are fully fulfilled unless terminated upon mutual agreement by the parties.

         5. Applicable Law and Dispute Resolution. This agreement shall be governed by and interpreted under the laws of the State of Colorado, United
States of America, but without regard to any conflicts of law rules which would refer the matter to another jurisdiction. Each party submits to the exclusive jurisdiction of the courts of Colorado, United States (or if, despite this submission, such courts are without jurisdiction, then of another court in the
United States or British Virgin Islands having jurisdiction), for the purpose of finally resolving any dispute, controversy or cliam arising out of or in connection with this agreement or the activities contemplated hereby.

         6. Entire Agreement. This agreement is the sole and entire agreement between the parties relating to the subject matter hereof, and supersedes all prior understandings, agreements, and documentation relating to the subject matter hereof. This Agreement may be amended only by an instrument executed by authorized representatives of both parties.

           In witness whereof, the parties hereto have caused this Agreement to be executed by their duty authorized representatives and to be effective as of the date first above written.

TETON PETROLEUM, INC.                                 ALPHA PETROLEUM, LTD.

By:________________________________         By:__________________________________
      H. Howard Cooper, President                             Paul D. Williams